SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2011 Results

May 4, 2011

AMBEV REPORTS 2011 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 4, 2011 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2011 first quarter (Q1 2011). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais  and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three months period ended March 31, 2011 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation.

Scope changes represent the impact of acquisitions and divestitures other than those eliminated from the base, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2010 (Q1 2010). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 10.5% driven mainly by price increases across our regions, with Net Revenue/hl growing 10.4% in the period. Organic volume growth of 0.2% in the period due to a 3.7% growth in Latin America South and a 13.2% in HILA-Ex offset by a -1.1% volume contraction in Brazil and a -6.5% contraction in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 8.8% mainly due to raw materials costs as well as packaging costs, which were partly offset in the quarter by gains in currency hedges and productivity initiatives. SG&A (excl. depreciation & amortization) increased by 10.5% mainly as a result of general inflation and higher logistic costs in Brazil due to higher direct distribution weight and transfer of products between plants in advance of the footprint improvement expected from our capex plans.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$3,098.5 million in Q1 2011, an organic growth of +12.4%, while margin expanded 80 bps in the period to 47.2%. Cash generated from operations in Q1 was R$1,983.9 million, a 17.9% decrease as compared to same 2010 period. Our Normalized Profit was R$2,089.2 million (+21.7%), while our Normalized Earnings per share (EPS) grew 20.9%.

Payout and Financial discipline: We paid approximately R$1.8 billion in dividends on March 22nd.

Financial highlights - Ambev consolidated			% As	%
R$ million	1Q10	1Q11	Reported	Organic
Total volumes	40,926.6	40,796.6	-0.3%	0.2%
Beer	29,399.3	29,476.0	0.3%	0.8%
CSD and NANC	11,527.3	11,320.6	-1.8%	-1.5%

Net sales	6,121.4	6,562.1	7.2%	10.5%
Gross profit	4,122.4	4,455.0	8.1%	11.3%
Gross margin	67.3%	67.9%	50 bps	50 bps
EBITDA	2,774.0	3,098.0	11.7%	13.7%
EBITDA margin	45.3%	47.2%	190 bps	130 bps
Normalized EBITDA	2,806.5	3,098.5	10.4%	12.4%
Normalized EBITDA margin	45.8%	47.2%	140 bps	80 bps
Profit - Ambev holders	1,650.2	2,088.7	26.6%
Normalized profit - Ambev holders	1,716.6	2,089.2	21.7%
No. of share outstanding (millions)	3,082.2	3,103.5
EPS (R$/shares)	0.54	0.67	25.7%
Normalized EPS	0.56	0.67	20.9%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

First Quarter 2011 Results

May 4, 2011

SUMMARY

During the first quarter 2011 our normalized consolidated EBITDA totaled R$3,098.5 million, a 12.4% organic increase. Consolidated volumes increased by 0.2% in Q1 2011 as a result of volume growth for LAS and HILA-ex offset by industry driven volume contraction in Canada and Brazil CSD.

In Brazil, the strong industry growth from previous quarters has decelerated mainly due to a tougher comparison against Q1 2010 and to heavy rains mainly in January, with our beer volume increasing 0.2% in the quarter. CSD & Nanc industry decline led to a volume contraction of -5.0% for our business with flat market share performance in the quarter versus last year.  Our Normalized EBITDA in Brazil increased by 11.4% in the quarter with margins expanding 60 bps.

“Our results in Brazil this quarter were positive despite the softer industry. We were able to increase our EBITDA margin as a result of our double digit top line growth and productivity initiatives”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

Regarding Beer Brazil top line, we saw as usual a market share decline following price increases at the end of last year since the gap to our competitors widened, particularly for disposables, where we increased prices above the historical average. After excise increase in April, a further adjustment has been made to offset this tax increase. We do believe this is the right pricing strategy to preserve a profitable and sustainable long term growth.

HILA-ex reported a volume increase of 13.2% and a negative EBITDA of R$14.3 million in the quarter. João Castro Neves comments: “In HILA-ex we delivered strong volume increase as a result of better industry and market share gains in most countries”.

Latin America South contributed with Normalized EBITDA of R$551.9 million in the period with both beer and soft drink businesses delivering volume and EBITDA growth. “We reached a 20.6% EBITDA growth in the quarter based on a solid performance of our operations in spite of increasing pressures in raw materials and labor costs. The overall beer market is recovering while we achieved market share gains throughout the region”, says Bernardo Paiva, CEO for Latin America South.

In Canada, Labatt delivered Normalized EBITDA of R$224.4 million in the quarter, registering an organic increase of 3.7%. "We benefited from the cost measures we took last year and saw a 290 bps organic EBITDA margin increase. We also achieved a stable market share for the 4th quarter in a row and I believe that the share/profitability equation has improved in Canada. Looking forward we have plans to build off this base”, says Bary Benun, Labatt's President.

“Overall, we are pleased with our consolidated performance in 1Q11, in which we registered double-digit EBITDA growth and EBITDA margin expansion in almost all of our operations” says João Castro Neves, CEO for Ambev.

Looking towards the rest of the year, Beer Brazil EBITDA margin should improve further as we benefit from favorable comps versus 2010 as a consequence of the negative impact of imported cans on Beer COGS last year, as well as of the extra logistic costs we incurred in 2010 due to the capacity constrains in the North and Northeast, which will reduce mainly in the 2nd semester this year as we implement our capex plans in the Region.

On the other hand, Brazil CSD margins had an important expansion in Q1 benefiting from a COGS/hl growth below inflation, driven primarily by more favorable currency hedges. However, for the balance of the year higher resin costs should lead to a full year high single digit CSD COGS/hl growth, while our full year total Brazil COGS/hl should remain in line with inflation, as we indicated in the beginning of this year.

We remain focused on a top line growth in Beer Brazil this year mainly driven by a net revenue per hl increase. Although volumes have started off soft in part because of poor weather conditions, this should not be the case for the rest of the year. Volumes for 2011 are expected to grow at a lower rate than what we saw in the last 2 years but should benefit overtime from the acceleration of disposable income growth particularly as of 2012 given the significant real increase in minimum wages forecasted for such year (around 7.5%).

Therefore, despite the short term volume softness and the expected impact of excise taxes increase that just hit our industry, so far we have not revised down our capex plans for 2011 in Brazil, which may add up to R$ 2.5 billion, as we do see relevant growth opportunities in the beer industry moving forward and plan to invest adequately to fully seize them over the medium and long term.

First Quarter 2011 Results

May 4, 2011

Ambev Consolidated Income Statement

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Net revenue	6,121.4	(50.6)	(148.6)	639.9	6,562.1	7.2%	10.5%
Cost of goods sold (COGS)	(1,999.0)	11.4	57.2	(176.7)	(2,107.1)	5.4%	9.0%
Gross profit	4,122.4	(39.2)	(91.4)	463.2	4,455.0	8.1%	11.3%
Selling, general and administrative (SG&A)	(1,750.8)	24.1	38.4	(148.2)	(1,836.5)	4.9%	8.6%
Other operating income	93.9	(0.0)	1.0	40.4	135.3	44.0%	43.0%
Normalized operating income (normalized EBIT)	2,465.5	(15.1)	(52.0)	355.4	2,753.8	11.7%	14.4%
Special items above EBIT	(66.4)	-	0.1	65.8	(0.5)	nm	nm
Net finance cost	(186.6)				(45.5)	-75.6%
Share of results of associates	0.0				0.1	nm
Income tax expense	(561.6)				(601.9)	7.2%
Profit	1,650.9				2,106.0	27.6%
Attributable to Ambev holders	1,650.2				2,088.7	26.6%
Attributable to non-controlling interests	0.7				17.4	nm
Normalized profit	1,717.3				2,106.6	22.7%
Attributable to Ambev holders	1,716.6				2,089.2	21.7%

Normalized EBITDA	2,806.5	3.7	(61.4)	349.7	3,098.5	10.4%	12.4%

First Quarter 2011 Results

May 4, 2011

Ambev – Consolidated results

Ambev - Consolidated results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

First Quarter 2011 Results

May 4, 2011

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q1 2011.

Ambev delivered normalized EBITDA of R$3,098.5 million in the quarter as a result of double-digit top line growth and EBITDA margin expansion of 80 bps.

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	40,926.6	(194.8)	-	64.8	40,796.6	-0.3%	0.2%
Net revenue	6,121.4	(50.6)	(148.6)	639.9	6,562.1	7.2%	10.5%
Net revenue/hl	149.6	(0.5)	(3.6)	15.4	160.8	7.5%	10.4%
COGS	(1,999.0)	11.4	57.2	(176.7)	(2,107.1)	5.4%	9.0%
COGS/hl	(48.8)	0.0	1.4	(4.3)	(51.6)	5.7%	8.8%
Gross profit	4,122.4	(39.2)	(91.4)	463.2	4,455.0	8.1%	11.3%
Gross margin	67.3%				67.9%	50 bps	50 bps
SG&A excl. deprec.&amort.	(1,602.8)	27.7	35.4	(164.8)	(1,704.6)	6.3%	10.5%
SG&A deprec.&amort.	(148.0)	(3.6)	3.0	16.6	(131.9)	-10.9%	-11.5%
SG&A total	(1,750.8)	24.1	38.4	(148.2)	(1,836.5)	4.9%	8.6%
Other operating income	93.9	(0.0)	1.0	40.4	135.3	44.0%	43.0%
Normalized EBIT	2,465.5	(15.1)	(52.0)	355.4	2,753.8	11.7%	14.4%
Normalized EBIT margin	40.3%				42.0%	170 bps	140 bps
Normalized EBITDA	2,806.5	3.7	(61.4)	349.7	3,098.5	10.4%	12.4%
Normalized EBITDA margin	45.8%				47.2%	140 bps	80 bps

First Quarter 2011 Results

May 4, 2011

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered normalized EBITDA of R$2,322.2 million in the quarter representing an organic growth of 11.4% with margin growth of 50 bps.

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	29,427.1	(181.8)	-	(126.8)	29,118.5	-1.0%	-0.4%
Net revenue	4,333.9	(46.2)	(9.9)	441.4	4,719.1	8.9%	10.3%
Net revenue/hl	147.3	(0.7)	(0.3)	15.8	162.1	10.0%	10.8%
COGS	(1,356.4)	10.8	7.0	(123.7)	(1,462.3)	7.8%	9.3%
COGS/hl	(46.1)	0.1	0.2	(4.4)	(50.2)	9.0%	9.8%
Gross profit	2,977.5	(35.5)	(2.9)	317.6	3,256.8	9.4%	10.7%
Gross margin	68.7%				69.0%	30 bps	30 bps
SG&A excl. deprec.&amort.	(1,115.8)	27.8	5.4	(121.4)	(1,204.0)	7.9%	11.2%
SG&A deprec.&amort.	(117.1)	(3.6)	0.6	16.7	(103.3)	-11.8%	-14.7%
SG&A total	(1,232.9)	24.2	6.0	(104.6)	(1,307.3)	6.0%	8.7%
Other operating income	102.5	(0.0)	(0.0)	35.1	137.6	34.2%	34.3%
Normalized EBIT	1,847.0	(11.2)	3.1	248.1	2,087.1	13.0%	13.4%
Normalized EBIT margin	42.6%				44.2%	160 bps	120 bps
Normalized EBITDA	2,075.4	7.5	2.0	237.3	2,322.2	11.9%	11.4%
Normalized EBITDA margin	47.9%				49.2%	130 bps	50 bps

First Quarter 2011 Results

May 4, 2011

Ambev Brazil

Our Brazil business unit delivered normalized EBITDA of R$2,336.5 million in the quarter, representing an organic growth of 11.4% and a margin expansion of 60 bps to 50.8%.

Our performance in Brazil for the first quarter 2011 showed margin expansion in both Beer and Soft Drinks businesses despite weak volumes driven by heavy rains in January, with revenue growth coming mainly from prices increase while COGS increase was primarily due to higher raw material and packaging costs. SG&A, excluding depreciation and amortization, was impacted mainly by higher logistic costs.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	27,832.6	-	-	(313.2)	27,519.5	-1.1%	-1.1%
Net revenue	4,175.8	-	-	419.9	4,595.7	10.1%	10.1%
Net revenue/hl	150.0	-	-	17.0	167.0	11.3%	11.3%
COGS	(1,257.3)	(16.0)	-	(105.4)	(1,378.7)	9.7%	8.4%
COGS/hl	(45.2)	(0.6)	-	(4.3)	(50.1)	10.9%	9.6%
Gross profit	2,918.5	(16.0)	-	314.6	3,217.0	10.2%	10.8%
Gross margin	69.9%	-	0.0%	0.0%	70.0%	10 bps	50 bps
SG&A excl. deprec.&amort.	(1,026.6)	-	-	(117.2)	(1,143.8)	11.4%	11.4%
SG&A deprec.&amort.	(105.6)	(6.7)	-	17.3	(95.0)	-10.1%	-16.4%
SG&A total	(1,132.3)	(6.7)	-	(99.9)	(1,238.8)	9.4%	8.8%
Other operating income	102.5	-	-	34.4	136.9	33.5%	33.5%
Normalized EBIT	1,888.7	(22.6)	-	249.0	2,115.1	12.0%	13.2%
Normalized EBIT margin	45.2%	-	0.0%	0.0%	46.0%	80 bps	130 bps
Normalized EBITDA	2,098.2	-	-	238.3	2,336.5	11.4%	11.4%
Normalized EBITDA margin	50.2%	-	0.0%	0.0%	50.8%	60 bps	60 bps

First Quarter 2011 Results

May 4, 2011

Beer Brazil

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	20,722.2	-	-	39.5	20,761.7	0.2%	0.2%
Net revenue	3,481.8	-	-	413.6	3,895.4	11.9%	11.9%
Net revenue/hl	168.0	-	-	19.6	187.6	11.7%	11.7%
COGS	(954.8)	(12.1)	-	(120.1)	(1,087.0)	13.8%	12.6%
COGS/hl	(46.1)	(0.6)	-	(5.7)	(52.4)	13.6%	12.4%
Gross profit	2,527.0	(12.1)	-	293.5	2,808.4	11.1%	11.6%
Gross margin	72.6%	-	0.0%	0.0%	72.1%	-50 bps	-20 bps
SG&A excl. deprec.&amort.	(894.4)	-	-	(106.0)	(1,000.4)	11.8%	11.8%
SG&A deprec.&amort.	(80.8)	(5.0)	-	13.8	(72.0)	-10.9%	-17.1%
SG&A total	(975.2)	(5.0)	-	(92.2)	(1,072.4)	10.0%	9.5%
Other operating income	84.4	-	-	26.0	110.4	30.8%	30.8%
Normalized EBIT	1,636.2	(17.1)	-	227.4	1,846.4	12.9%	13.9%
Normalized EBIT margin	47.0%	-	0.0%	0.0%	47.4%	40 bps	80 bps
Normalized EBITDA	1,797.7	-	-	220.9	2,018.6	12.3%	12.3%
Normalized EBITDA margin	51.6%	-	0.0%	0.0%	51.8%	20 bps	20 bps

Our beer volumes in Brazil grew 0.2% during Q1 2011 driven by decelerated industry growth, heavy rains in January, and by a lower average market share in the quarter (-100 bps according to our estimates) as we opened a price gap to our competitors following our 4Q10 price increases.

Net Revenue/hl increased 11.7% in Q1 2011 mainly due to our price increases, positive impact from higher direct distribution weight and flat federal tax versus 1Q10.

COGS/hl increased by 12.4% in the quarter due to higher raw materials and packaging costs as a result of imported cans and higher aluminum hedges, partially offset by currency gains.

SG&A, excluding depreciation and amortization, increased by 11.8% in the period due to general inflation and higher logistic costs, mainly as a result of higher direct distribution weight, increased product transfers within Brazil and due to the change in sales mix towards the Northeast of the country.

Beer Brazil normalized EBITDA increased by 12.3% reaching R$2,018.6 million in the quarter.

First Quarter 2011 Results

May 4, 2011

CSD & NANC Brazil

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	7,110.5	-	-	(352.7)	6,757.8	-5.0%	-5.0%
Net revenue	694.0	-	-	6.3	700.3	0.9%	0.9%
Net revenue/hl	97.6	-	-	6.0	103.6	6.2%	6.2%
COGS	(302.6)	(3.9)	-	14.8	(291.7)	-3.6%	-4.9%
COGS/hl	(42.6)	(0.5)	-	(0.1)	(43.2)	1.4%	0.2%
Gross profit	391.4	(3.9)	-	21.1	408.6	4.4%	5.4%
Gross margin	56.4%	-	0.0%	0.0%	58.3%	190 bps	250 bps
SG&A excl. deprec.&amort.	(132.2)	-	-	(11.2)	(143.4)	8.5%	8.5%
SG&A deprec.&amort.	(24.9)	(1.6)	-	3.5	(23.0)	-7.6%	-14.1%
SG&A total	(157.0)	(1.6)	-	(7.7)	(166.4)	6.0%	4.9%
Other operating income	18.1	-	-	8.4	26.5	46.1%	46.1%
Normalized EBIT	252.5	(5.5)	-	21.7	268.7	6.4%	8.6%
Normalized EBIT margin	36.4%	-	0.0%	0.0%	38.4%	200 bps	280 bps
Normalized EBITDA	300.4	-	-	17.4	317.9	5.8%	5.8%
Normalized EBITDA margin	43.3%	-	0.0%	0.0%	45.4%	210 bps	210 bps

Our CSD & Nanc Brazil business posted organic volume contraction of -5.0% as a result of negative industry growth and stable market share.

Net Revenues/hl grew 6.2% organically in the period driven by price increases in line with inflation.

COGS/hl increased by 0.2% due to higher sugar and PET resin prices partially offset by currency gains.

SG&A, excluding depreciation and amortization, increased 8.5% mainly as a result of higher logistics costs and phasing of sales and marketing investments.

CSD & Nanc Brazil normalized EBITDA increased by 5.8% and reached R$317.9 million in the quarter.

First Quarter 2011 Results

May 4, 2011

HILA-ex Consolidated

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume total ('000 hl)	1,594.4	(181.8)	-	186.4	1,599.0	0.3%	13.2%
Beer volume ('000 hl)	584.1	(153.0)	-	97.2	528.3	-9.5%	22.5%
CSD volume ('000 hl)	1,010.4	(28.8)	-	89.2	1,070.7	6.0%	9.1%
Net revenue	158.1	(46.2)	(9.9)	21.4	123.4	-21.9%	19.2%
Net revenue/hl	99.1	(20.0)	(6.2)	4.2	77.2	-22.2%	5.3%
COGS	(99.1)	26.7	7.0	(18.4)	(83.7)	-15.6%	25.4%
COGS/hl	(62.1)	10.9	4.4	(5.5)	(52.3)	-15.8%	10.8%
Gross profit	59.0	(19.5)	(2.9)	3.1	39.7	-32.6%	7.8%
Gross margin	37.3%	-	0.0%	0.0%	32.2%	-510 bps	-340 bps
SG&A excl. deprec.&amort.	(89.2)	27.8	5.4	(4.2)	(60.2)	-32.5%	6.8%
SG&A deprec.&amort.	(11.5)	3.1	0.6	(0.6)	(8.3)	-27.7%	6.6%
SG&A total	(100.7)	30.9	6.0	(4.8)	(68.5)	-31.9%	6.8%
Other operating income/expenses	0.0	(0.0)	(0.0)	0.7	0.7	nm	nm
Normalized EBIT	(41.7)	11.4	3.1	(0.9)	(28.0)	32.7%	-3.1%
Normalized EBIT margin	-26.4%	-	0.0%	0.0%	-22.7%	360 bps	370 bps
Normalized EBITDA	(22.8)	7.5	2.0	(1.0)	(14.3)	37.4%	-6.7%
Normalized EBITDA margin	-14.4%	-	0.0%	0.0%	-11.6%	290 bps	140 bps

HILA-ex volumes increased by 13.2% in Q1 2011 as a result of industry growth and market share gains in most countries in which we operate.

Net Revenue per hectoliter was up 5.3% due to some price increases in line with inflation for the region.

COGS/hl increased by 10.8% in the quarter mainly as a result of raw material costs increase.

SG&A expenses, excluding depreciation and amortization, increased 6.8% in the quarter due to higher volumes and general inflation.

HILA’s normalized EBITDA decreased R$1.0 million organically in the quarter.

First Quarter 2011 Results

May 4, 2011

Latin America South (LAS)

Our LAS operation improved its beer volume performance as a result of industry growth in most of our operations and market share gains throughout the region. We are also achieving better results in our soft-drinks business in spite of increasing cost pressures and a still soft market growth. We have achieved an organic EBITDA growth of 20.6% and a consolidated EBITDA of R$551.9 million in the quarter, while our EBITDA margin reached 47.6%.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	9,193.4	-	-	340.2	9,533.6	3.7%	3.7%
Net revenue	1,044.1	-	(125.4)	240.2	1,158.9	11.0%	23.0%
Net revenue/hl	113.6	-	(13.2)	21.1	121.6	7.0%	18.6%
COGS	(381.4)	-	45.9	(90.0)	(425.6)	11.6%	23.6%
COGS/hl	(41.5)	-	4.8	(8.0)	(44.6)	7.6%	19.2%
Gross profit	662.7	-	(79.5)	150.2	733.4	10.7%	22.7%
Gross margin	63.5%	-	0.0%	0.0%	63.3%	-20 bps	-20 bps
SG&A excl. deprec.&amort.	(198.6)	-	24.7	(55.5)	(229.4)	15.5%	27.9%
SG&A deprec.&amort.	(17.5)	-	2.2	(3.4)	(18.8)	7.1%	19.6%
SG&A total	(216.2)	-	26.9	(58.9)	(248.2)	14.8%	27.3%
Other operating income	(7.8)	-	1.0	2.3	(4.5)	-42.1%	-28.9%
Normalized EBIT	438.7	-	(51.6)	93.6	480.7	9.6%	21.3%
Normalized EBIT margin	42.0%	-	0.0%	0.0%	41.5%	-50 bps	-60 bps
Normalized EBITDA	506.7	-	(59.1)	104.3	551.9	8.9%	20.6%
Normalized EBITDA margin	48.5%	-	0.0%	0.0%	47.6%	-90 bps	-100 bps

First Quarter 2011 Results

May 4, 2011

LAS Beer

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	5,786.9	-	-	254.6	6,041.5	4.4%	4.4%
Net revenue	774.6	-	(86.5)	166.3	854.4	10.3%	21.5%
Net revenue/hl	133.8	-	(14.3)	21.9	141.4	5.7%	16.4%
COGS	(221.9)	-	22.2	(40.4)	(240.1)	8.2%	18.2%
COGS/hl	(38.3)	-	3.7	(5.1)	(39.7)	3.7%	13.2%
Gross profit	552.7	-	(64.3)	125.9	614.3	11.1%	22.8%
Gross margin	71.4%	-	0.0%	0.0%	71.9%	50 bps	80 bps
SG&A excl. deprec.&amort.	(141.2)	-	16.2	(37.2)	(162.2)	14.9%	26.4%
SG&A deprec.&amort.	(9.5)	-	1.2	(3.2)	(11.4)	20.4%	33.2%
SG&A total	(150.7)	-	17.4	(40.4)	(173.7)	15.2%	26.8%
Other operating income	(5.8)	-	1.0	0.1	(4.7)	-18.9%	-0.9%
Normalized EBIT	396.2	-	(45.8)	85.5	435.9	10.0%	21.6%
Normalized EBIT margin	51.1%	-	0.0%	0.0%	51.0%	-10 bps	10 bps
Normalized EBITDA	448.3	-	(51.5)	95.8	492.7	9.9%	21.4%
Normalized EBITDA margin	57.9%	-	0.0%	0.0%	57.7%	-20 bps	bps

Beer volumes grew organically 4.4% in the quarter, reflecting a better performance in most of our markets. We were able to either maintain or grow our market shares in most of the operations with strong communication and support to our mainstream and premium brands.

Net Revenue/hl grew 16.4% in the quarter driven by price increases in line with inflation for the region. In addition, Stella Artois and our local premium brands continued to show a solid performance, contributing to our average sales price growth.

COGS/hl increased 13.2% in the period, which is below the average level of inflation in the region. We achieved higher productivity in our breweries and favorable hedges, compensating the continuous pressure of increasing raw materials and labor costs.

SG&A, excluding depreciation and amortization, increased 26.4% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands.

LAS Beer EBITDA increased 21.4% in the quarter totaling R$492.7 million.

First Quarter 2011 Results

May 4, 2011

LAS CSD & NANC

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	3,406.4	-	-	85.6	3,492.1	2.5%	2.5%
Net revenue	269.5	-	(38.9)	73.9	304.5	13.0%	27.4%
Net revenue/hl	79.1		(11.1)	19.2	87.2	10.2%	24.3%
COGS	(159.5)	-	23.7	(49.6)	(185.5)	16.3%	31.1%
COGS/hl	(46.8)		6.8	(13.1)	(53.1)	13.4%	27.9%
Gross profit	110.0	-	(15.2)	24.3	119.1	8.3%	22.1%
Gross margin	40.8%	-	0.0%	0.0%	39.1%	-170 bps	-170 bps
SG&A excl. deprec.&amort.	(57.4)	-	8.5	(18.2)	(67.2)	17.0%	31.8%
SG&A deprec.&amort.	(8.0)	-	1.0	(0.3)	(7.3)	-8.6%	3.3%
SG&A total	(65.4)	-	9.5	(18.5)	(74.5)	13.8%	28.3%
Other operating income	(2.0)	-	(0.0)	2.2	0.2	-109.8%	-110.8%
Normalized EBIT	42.5	-	(5.8)	8.0	44.8	5.3%	18.8%
Normalized EBIT margin	15.8%	-	0.0%	0.0%	14.7%	-110 bps	-110 bps
Normalized EBITDA	58.3	-	(7.7)	8.5	59.2	1.4%	14.5%
Normalized EBITDA margin	21.7%	-	0.0%	0.0%	19.4%	-220 bps	-220 bps

CSD & Nanc volumes in LAS increased 2.5% in the period driven by a soft market recovery and market share gains.

Net Revenues/hl registered an organic growth of 24.3% in the quarter, as a result of price increases in line with inflation.

COGS/hl increased by 27.9% in the quarter mainly as a result of higher sugar, pet, juices and labor costs as well as general inflation.

SG&A expenses, excluding depreciation and amortization, increased 31.8%, mostly as a result of personnel and transportation costs, general inflation and investments behind our brands.

LAS CSD & Nanc Normalized EBITDA increased organically 14.5% in the quarter totaling R$59.2 million.

First Quarter 2011 Results

May 4, 2011

Canada – Labatt

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	1Q10	Scope			1Q11	Reported	Organic
Volume ('000 hl)	2,306.1	(13.0)	-	(148.6)	2,144.5	-7.0%	-6.5%
Net revenue	743.5	(4.4)	(13.3)	(41.7)	684.0	-8.0%	-5.6%
Net revenue/hl	322.4	(0.1)	(6.2)	2.9	319.0	-1.1%	0.9%
COGS	(261.2)	0.7	4.3	37.1	(219.2)	-16.1%	-14.2%
COGS/hl	(113.3)	(0.3)	2.0	9.4	(102.2)	-9.8%	-8.3%
Gross profit	482.3	(3.7)	(9.0)	(4.6)	464.9	-3.6%	-1.0%
Gross margin	64.9%	0.0%	0.0%	0.0%	68.0%	310 bps	320 bps
SG&A excl. deprec.&amort.	(288.4)	(0.1)	5.3	12.1	(271.1)	-6.0%	-4.2%
SG&A deprec.&amort.	(13.4)	-	0.2	3.3	(9.9)	-26.3%	-24.8%
SG&A total	(301.7)	(0.1)	5.5	15.4	(281.0)	-6.9%	-5.1%
Other operating income/expenses	(0.7)	-	(0.0)	3.0	2.2	nm	nm
Normalized EBIT	179.8	(3.8)	(3.6)	13.8	186.1	3.5%	7.8%
Normalized EBIT margin	24.2%	0.0%	0.0%	0.0%	27.2%	300 bps	340 bps
Normalized EBITDA	224.5	(3.8)	(4.4)	8.1	224.4	-0.1%	3.7%
Normalized EBITDA margin	30.2%	0.0%	0.0%	0.0%	32.8%	260 bps	290 bps

First quarter volumes decreased by -6.5%, impacted by a -5.8% drop in beer industry volumes and a 50 bps share loss versus 1Q10. However, Labatt’s total market share showed sequential improvement versus 4Q10 by +30 bps.

Net Revenue/hl grew 0.9% in the quarter compared to the same period last year while COGS/hl decreased by 8.3%. The COGS/hl decline was due to continued cycling of lower commodity hedges and the benefit of closing our Hamilton brewery in Q2 2010.

SG&A expenses, excluding depreciation and amortization, decreased by 4.2% in Q1 2011 as a result of lower volumes and fixed costs which more than offset the increase in sales and marketing.

Normalized EBITDA increased by 3.7% in the quarter totaling R$224.4 million and resulting in an EBITDA margin expansion of 290 bps.

First Quarter 2011 Results

May 4, 2011

Other operating income/(expenses)

Other operating income increased R$41.4MM in the quarter basically as a result of higher government grants in Brazil.

Other operating income/(expenses)	1Q10	1Q11

R$ million

Government grants	83.1	99.1
Tax recovery	6.4	-
(Additions to)/reversals of provisions	(8.0)	(2.8)
Net gain on disposal of property, plant and equipment and intangible assets	(1.6)	2.1
Net other operating income	14.0	36.9

	93.9	135.3

Special items

Special items totaled R$0.5 million in Q1 2011 compared to R$66.4 million net losses in Q1 2010. The 2010 result is mainly explained by the Labatt Hamilton brewery closure expenses and by restructuring costs.

Special items	1Q10	1Q11

R$ million

Restructuring	(17.6)	(0.5)
Labatt Hamilton Brewery closure expenses	(46.1)	-
Others	(2.8)	-

	(66.4)	(0.5)

First Quarter 2011 Results

May 4, 2011

Net finance results

Ambev’s net finance result improved by R$141.1 million in Q1 2011 mainly because of: (i) lower net interest expenses, and (ii) gains with respect to derivative instruments which relate to the results of our ongoing hedging policy.

Net finance results	1Q10	1Q11
R$ million

Interest income	80.4	111.1
Interest expenses	(144.5)	(159.0)
Gains/(losses) on derivative instruments	(42.6)	42.9
Gains/(losses) on non-derivative instruments	(47.3)	0.5
Taxes on financial transactions	(10.8)	(12.3)
Other financial income/(expenses), net	(21.8)	(28.7)

Net finance results	(186.6)	(45.5)

The Company’s total debt decreased from R$6,770.4 million in December 2010 to R$6,608.3 million in March 2011.

	December 2010			March 2011
Debt breakdown	Current	Non-current	Total	Current	Non-current	Total

Local currency	1,156.7	2,817.5	3,974.2	1,639.4	2,296.8	3,936.2
Foreign currency	1,449.5	1,346.7	2,796.2	1,407.7	1,264.4	2,672.1
Consolidated debt	2,606.2	4,164.2	6,770.4	3,047.1	3,561.2	6,608.3

Cash and cash equivalents			5,908.3			4,628.7
Current investment securities			1,069.3			1,063.1

Net debt			(207.1)			916.6

First Quarter 2011 Results

May 4, 2011

Provision for income tax & social contribution

Our weighted nominal tax rate was 32.9% in the period compared to 33.2% in Q1 2010, while the effective tax rate in Q1 2011 was 22.2% compared to Q1 2010 rate of 25.4%. The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	1Q10	1Q11
R$ million

Profit before tax	2,212.5	2,707.9

Adjustment on taxable basis
Non-taxable net financial and other income	(87.3)	(119.4)
Goverment grants (VAT)	(83.1)	(99.1)
Share of results of associates	(0.0)	(0.1)
Hedging results	8.2	(2.7)
Expenses not deductible for tax purposes	27.0	77.1
	2,077.2	2,563.7
Aggregated weighted nominal tax rate	33.2%	32.9%
Taxes – nominal rate	(688.8)	(843.4)

Adjustment on tax expense
Incentives related to income taxes	43.1	77.6
Tax benefit - interest on shareholders' equity	109.7	126.6
Tax benefit - amortization on tax books	32.2	30.2
Withholding tax and other income	(25.9)	(27.7)
Non-deductible losses - foreign operations	(16.9)	(8.8)
Income tax provision reversal	(7.6)	(0.0)
Other tax adjustments	(7.3)	43.7
Income tax and social contribution expense	(561.6)	(601.9)
Effective tax rate	25.4%	22.2%

Non-controlling interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$17.4 million in Q1 2011 compared to an expense of R$0.7 million in Q1 2010.

Profit

Ambev posted a profit of R$2,088.7 million in the Q1 2011 compared to R$1,650.2 million during the same period last year, an increase of 26.6%. Excluding special items (mainly Labatt Hamilton Brewery closure expenses), our net profit increased by 21.7% to R$2,089.2 million due to higher EBITDA, better net finance results and lower effective tax rate.

First Quarter 2011 Results

May 4, 2011

Reconciliation between normalized EBITDA and profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net Finance Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - net income to EBITDA	1Q10	1Q11
Profit - Ambev holders	1,650.2	2,088.7
Non-controlling interest	0.7	17.4
Income tax expense	561.6	601.9
Profit before taxes	2,212.5	2,707.9
Share of results of associates	(0.0)	(0.1)
Net finance cost	186.6	45.5
Special items	66.4	0.5
Normalized EBIT	2,465.5	2,753.8
Depreciation & amortization - total	374.8	344.7
(-) Depreciation & amortization - special items	(33.8)	-
Normalized EBITDA	2,806.5	3,098.5

Shareholding structure

The table below shows Ambev’s shareholding structure as of March 31, 2011.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,290,455,585	74.0%	629,090,105	46.3%	1,919,545,690	61.9%
FAHZ	297,810,410	17.1%	0	0.0%	297,810,410	9.6%
Market	155,092,096	8.9%	731,088,292	53.7%	886,180,388	28.6%
Outstanding	1,743,358,091	100.0%	1,360,178,397	100.0%	3,103,536,488	100.0%
Treasury	530,599		742,340		1,272,939
TOTAL	1,743,888,690		1,360,920,737		3,104,809,427
Free float BM&FBovespa	150,857,911	8.7%	455,667,978	33.5%	606,525,889	19.5%
Free float NYSE	4,234,185	0.2%	275,420,314	20.2%	279,654,499	9.0%

First Quarter 2011 Results

May 4, 2011

Q1 2011 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	May 4th, 2011 (Wednesday)

Time:	12:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2729

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2729. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 450460# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles (5511) 2122-1415 ir@ambev.com.br	Rafael Ávila (5511) 2122-1414 acrmba@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2011 Results May 4, 2011 Page 20

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	1Q10	1Q11%		1Q10	1Q11%		1Q10	1Q11%		1Q10	1Q11%		1Q10	1Q11%		1Q10	1Q11%		1Q10	1Q11%
Volumes (000 hl)	20,722	20,762	0.2%	7,110	6,758	-5.0%	27,833	27,519	-1.1%	9,193	9,534	3.7%	1,594	1,599	13.2%	2,306	2,145	-6.5%	40,927	40,797	0.2%

R$ million
Net sales	3,481.8	3,895.4	11.9%	694.0	700.3	0.9%	4,175.8	4,595.7	10.1%	1,044.1	1,158.9	23.0%	158.1	123.4	19.2%	743.5	684.0	-5.6%	6,121.4	6,562.1	10.5%
% of total	56.9%	59.4%		11.3%	10.7%		68.2%	70.0%		17.1%	17.7%		2.6%	1.9%		12.1%	10.4%		100.0%	100.0%
COGS	(954.8)	(1,087.0)	12.6%	(302.6)	(291.7)	-4.9%	(1,257.3)	(1,378.7)	8.4%	(381.4)	(425.6)	23.6%	(99.1)	(83.7)	25.4%	(261.2)	(219.2)	-14.2%	(1,999.0)	(2,107.1)	9.0%
% of total	47.8%	51.6%		15.1%	13.8%		62.9%	65.4%		19.1%	20.2%		5.0%	4.0%		13.1%	10.4%		100.0%	100.0%
Gross profit	2,527.0	2,808.4	11.6%	391.4	408.6	5.4%	2,918.5	3,217.0	10.8%	662.7	733.4	22.7%	59.0	39.7	7.8%	482.3	464.9	-1.0%	4,122.4	4,455.0	11.3%
% of total	61.3%	63.0%		9.5%	9.2%		70.8%	72.2%		16.1%	16.5%		1.4%	0.9%		11.7%	10.4%		100.0%	100.0%
SG&A	(975.2)	(1,072.4)	9.5%	(157.0)	(166.4)	4.9%	(1,132.3)	(1,238.8)	8.8%	(216.2)	(248.2)	27.3%	(100.7)	(68.5)	6.8%	(301.7)	(281.0)	-5.1%	(1,750.8)	(1,836.5)	8.6%
% of total	55.7%	58.4%		9.0%	9.1%		64.7%	67.5%		12.3%	13.5%		5.7%	3.7%		17.2%	15.3%		100.0%	100.0%
Other operating income/(expenses)	84.4	110.4	30.8%	18.1	26.5	46.1%	102.5	136.9	33.5%	(7.8)	(4.5)	-28.9%	0.0	0.7	nm	(0.7)	2.2	nm	93.9	135.3	43.0%
% of total	89.8%	81.6%		19.3%	19.6%		109.1%	101.2%		-8.3%	-3.3%		0.0%	0.5%		-0.8%	1.7%		100.0%	100.0%
Normalized EBIT	1,636.2	1,846.4	13.9%	252.5	268.7	8.6%	1,888.7	2,115.1	13.2%	438.7	480.7	21.3%	(41.7)	(28.0)	-3.1%	179.8	186.1	7.8%	2,465.5	2,753.8	14.4%
% of total	66.4%	67.0%		10.2%	9.8%		76.6%	76.8%		17.8%	17.5%		-1.7%	-1.0%		7.3%	6.8%		100.0%	100.0%
Normalized EBITDA	1,797.7	2,018.6	12.3%	300.4	317.9	5.8%	2,098.2	2,336.5	11.4%	506.7	551.9	20.6%	(22.8)	(14.3)	-6.7%	224.5	224.4	3.7%	2,806.5	3,098.5	12.4%
% of total	64.1%	65.1%		10.7%	10.3%		74.8%	75.4%		18.1%	17.8%		-0.8%	-0.5%		8.0%	7.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.4%	-27.9%		-43.6%	-41.7%		-30.1%	-30.0%		-36.5%	-36.7%		-62.7%	-67.8%		-35.1%	-32.0%		-32.7%	-32.1%
Gross profit	72.6%	72.1%		56.4%	58.3%		69.9%	70.0%		63.5%	63.3%		37.3%	32.2%		64.9%	68.0%		67.3%	67.9%
SG&A	-28.0%	-27.5%		-22.6%	-23.8%		-27.1%	-27.0%		-20.7%	-21.4%		-63.7%	-55.5%		-40.6%	-41.1%		-28.6%	-28.0%
Other operating income/(expenses)	2.4%	2.8%		2.6%	3.8%		2.5%	3.0%		-0.7%	-0.4%		0.0%	0.6%		-0.1%	0.3%		1.5%	2.1%
Normalized EBIT	47.0%	47.4%		36.4%	38.4%		45.2%	46.0%		42.0%	41.5%		-26.4%	-22.7%		24.2%	27.2%		40.3%	42.0%
Normalized EBITDA	51.6%	51.8%		43.3%	45.4%		50.2%	50.8%		48.5%	47.6%		-14.4%	-11.6%		30.2%	32.8%		45.8%	47.2%

Per hectoliter - (R$/hl)
Net sales	168.0	187.6	11.7%	97.6	103.6	6.2%	150.0	167.0	11.3%	113.6	121.6	18.6%	99.1	77.2	-15.9%	322.4	319.0	0.9%	149.6	160.8	10.3%
COGS	(46.1)	(52.4)	12.4%	(42.6)	(43.2)	0.2%	(45.2)	(50.1)	9.6%	(41.5)	(44.6)	19.2%	(62.1)	(52.3)	-8.7%	(113.3)	(102.2)	-8.0%	(48.8)	(51.6)	8.7%
Gross profit	121.9	135.3	11.4%	55.1	60.5	10.8%	104.9	116.9	12.0%	72.1	76.9	18.3%	37.0	24.9	-28.0%	209.1	216.8	5.7%	100.7	109.2	11.1%
SG&A	(47.1)	(51.7)	9.2%	(22.1)	(24.6)	10.4%	(40.7)	(45.0)	10.1%	(23.5)	(26.0)	22.7%	(63.1)	(42.8)	-26.2%	(130.8)	(131.0)	2.1%	(42.8)	(45.0)	8.3%
Other operating income/(expenses)	4.1	5.3	30.6%	2.6	3.9	53.7%	3.7	5.0	35.1%	(0.9)	(0.5)	-31.4%	0.0	0.5	nm	(0.3)	1.0	nm	2.3	3.3	43.0%
Normalized EBIT	79.0	88.9	13.7%	35.5	39.8	14.1%	67.9	76.9	14.5%	47.7	50.4	17.0%	(26.1)	(17.5)	-25.4%	78.0	86.8	13.5%	60.2	67.5	14.3%
Normalized EBITDA	86.8	97.2	12.1%	42.3	47.0	11.3%	75.4	84.9	12.6%	55.1	57.9	16.3%	(14.3)	(8.9)	-28.7%	97.4	104.6	9.6%	68.6	76.0	12.3%

First Quarter 2011 Results May 4, 2011 Page 21

CONSOLIDATED BALANCE SHEET	March 2011	December 2010
R$ million
Assets
Non-current assets
Property, plant and equipment	7,275.4	7,032.3
Goodwill	17,433.2	17,441.8
Intangible assets	1,807.2	1,823.2
Investments in associates	18.3	18.5
Investment securities	205.3	208.7
Deferred tax assets	1,211.2	1,089.8
Income tax receivable (non-current)	69.1	-
Employee benefits	20.9	20.9
Trade and other receivables	1,900.7	2,132.1
	29,941.4	29,767.4

Current assets
Investment securities (CURRENT)	1,063.1	1,069.3
Inventories	2,237.1	1,905.2
Income tax receivable	123.1	181.2
Trade and other receivables (current)	3,641.5	3,794.1
Cash and cash equivalents	4,641.6	5,909.3
Assets held for sale	50.5	51.8
	11,756.8	12,910.9

Total assets	41,698.2	42,678.3

Equity and liabilities
Equity
Issued capital	7,634.3	7,613.8
Reserves	14,791.1	16,748.1
Retained earnings	1,715.1	-
Equity attributable to equity holders of AmBev	24,140.6	24,361.9
Non-controlling interests	193.9	203.0
Total Equity	24,334.5	24,564.8

Non-current liabilities
Interest-bearing loans and borrowings	3,561.2	4,164.2
Employee benefits (non CURRENT)	961.1	966.2
Deferred tax liabilities	575.3	548.7
Trade and other payables (NON CURRENT)	1,237.1	1,343.4
Provisions (non-CURRENT)	481.2	536.1
	6,815.9	7,558.6

Current liabilities
Bank overdrafts	12.9	1.0
Interest-bearing loans and borrowings (current)	3,047.1	2,606.2
Income tax and social contribution payable	756.5	701.6
Trade and other payables	6,607.4	7,142.9
Provisions	124.0	103.0
	10,547.8	10,554.9

Total liabilities	17,363.7	18,113.5

Total equity and liabilities	41,698.2	42,678.3

First Quarter 2011 Results May 4, 2011 Page 22

CONSOLIDATED STATEMENT OF OPERATIONS	1Q11	1Q10
R$ million

Net sales	6,562.1	6,121.4
Cost of sales	(2,107.1)	(1,999.0)
Gross profit	4,455.0	4,122.4
	-	-
Sales and marketing expenses	(1,513.8)	(1,423.6)
Administrative expenses	(322.6)	(327.3)
Other operating income/(expenses)	135.3	93.9

Normalized EBIT	2,753.8	2,465.5

Special items	(0.5)	(66.4)
	-	-
Income from operations (EBIT)	2,753.3	2,399.1
	-	-
Net finance cost	(45.5)	(186.6)
Share of results of associates	0.1	0.0
	-	-
Profit before income tax	2,707.9	2,212.5

Income tax expense	(601.9)	(561.6)
	-	-
Profit	2,106.0	1,650.9
Attributable to:	-	-
Equity holders of Ambev	2,088.7	1,650.2
Non-controlling interest	17.4	0.7

Nº of basic shares outstanding	3,103.3	3,082.2
Nº of diluted shares outstanding	3,115.3	3,090.9

Basic earnings per share (preferred)	0.71	0.56
Basic earnings per share (common)	0.64	0.51
Diluted earnings per share (preferred)	0.70	0.56
Diluted earnings per share (common)	0.64	0.51

First Quarter 2011 Results May 4, 2011 Page 23

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q11	1Q10

R$ million
Cash Flows from Operating Activities
Profit	2,106.0	1,650.9
Depreciation, amortization and impairment	344.7	375.7
Impairment losses on receivables and inventories	17.0	27.7
Additions/(reversals) in provisions and employee benefits	24.0	61.9
Net finance cost	45.5	186.6
Other non-cash items included in the profit	(39.2)	16.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(2.2)	1.6
Loss/(gain) on assets held for sale	0.2	-
Equity-settled share-based payment expense	29.3	24.5
Income tax expense	601.9	561.6
Share of result of associates	(0.1)	(0.0)
Cash flow from operating activities before changes in working capital and use of provisions	3,127.0	2,907.3
Decrease/(increase) in trade and other receivables	324.9	424.5
Decrease/(increase) in inventories	(361.1)	(91.9)
Increase/(decrease) in trade and other payables	(1,106.9)	(824.2)
Cash generated from operations	1,983.9	2,415.7
Interest paid	(228.2)	(122.9)
Interest received	85.8	34.0
Income tax paid	(605.9)	(442.6)
Cash flow from operating activities	1,235.6	1,884.1
Proceeds from sale of property, plant and equipment	7.6	9.7
Repayments of loans granted	0.3	0.3
Purchase of non-controlling interest	-	(2.6)
Acquisition of property, plant and equipment	(573.4)	(218.6)
Acquisition of intangible assets	(7.4)	(0.4)
Investment in short term debt securities	-	-
Net proceeds/(acquisition) of debt securities	(1.6)	(15.6)
Net proceeds/(acquisition) of other assets	1.2	-
Cash flow used in investing activities	(573.3)	(227.3)
Capital increase	0.2	-
Capital increase of non-controlling interests	-	41.8
Proceeds from borrowings	78.8	111.3
Proceeds/repurchase of treasury shares	(0.1)	0.7
Repayment of borrowings	(145.2)	(230.8)
Cash net finance costs other than interests	(13.7)	(33.4)
Payment of finance lease liabilities	(0.9)	(0.7)
Dividends (paid)/received	(1,809.1)	(31.1)
Cash flow used in financing activities	(1,889.9)	(142.2)
Net increase/(decrease) in cash and cash equivalents	(1,227.6)	1,514.7
Cash and cash equivalents less bank overdrafts at beginning of period	5,908.3	4,024.3
Effect of exchange rate fluctuations	(52.0)	8.7
Cash and cash equivalents less bank overdrafts at end of period	4,628.7	5,547.7

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer